Mail Stop 6010

August 25, 2008

Elias Vamvakas
Chairman of the Board
OccuLogix, Inc.
2600 Skymark Avenue, Unit 9, Suite 201
Mississauga, Ontario L4W 5B2

> **Re:     OccuLogix, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 21, 2008**
> **File No. 0-51030**

Dear Mr. Vamvakas:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      Expand the disclosure throughout the filing, such as pages 11, 12, 46 and 48, to explain to shareholders why the total commission to Marchant increased from $218,400, as previously disclosed, to $750,000, as now disclosed in this filing.  We note the discussion of the increase in the second paragraph of page 2 of your August 20, 2008 letter.  In addition, clarify whether you have written or oral agreements with Marchant to pay the commissions of $180,000, $38,400 and the new commission of $750,000.  If the agreements are in writing, please file them as exhibits.

<u>Selected Financial Data, page 36</u>

2.      Tell us why you do not believe it is necessary to update this section to also include financial information as of and for the six months ended June 30, 2008.


        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.


                                        Sincerely,


                                        Peggy Fisher
                                        Assistant Director